UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, December 15, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that, we share the comments made by the Executive President of GMP S.A., Mr. Francisco Dulanto, in a journalist report published today December 15, in “Gestión” newspaper.

The news report states the following:

GMP will begin operations of Block III and IV in April 2015

After been awarded the license for 30 years for Blocks III and IV in Talara, Graña y Montero Petrolera (GMP) announced that it will begin operations in April 2015, and a production of 5,000 barrels per day is expected.
The drilling of a total of 560 development wells will demand an investment of US$ 560 million.
GMP will drill 23 wells per year in Block III, which is a higher number than the nine wells advised in the auction, and in Block IV it will explore 33 wells annually, which is superior to the five wells required.
GMP’s President, Francisco Dulanto, estimates that the production of both blocks will exceed 3,900 barrels per day, which are currently produced in average per day.
Petroperú will have at least 45 days to decide if it will participate in the license contracts of Blocks III and IV, with up to 25%.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES
___________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: December 15, 2014